PACIFIC RIM MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2008 and 2007

Expressed in US Funds

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based the best estimates and judgments of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee reviews the financial statements and recommends their approval to the Board of Directors. The Company’s independent auditors have full access to the Audit Committee, with and without management being present. The Audit Committee meets periodically with management and the independent auditors to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

PricewaterhouseCoopers LLP, our independent auditors, appointed by the shareholders, have audited our financial statements in accordance with Canadian generally accepted auditing standards and have expressed their opinion in the auditors’ report.

April Hashimoto	Thomas C. Shrake
Chief Financial Officer	Chief Executive Officer
Vancouver, Canada	Vancouver, Canada
July 18, 2008	July 18, 2008

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the US Securities and Exchange Commission and Canadian Securities Administration, as at April 30, 2008. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted by us under the United States and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies may deteriorate.

Management has used the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework to evaluate the effectiveness of internal control over financial reporting. Based on this assessment, management has concluded that as at April 30, 2008, the Company’s internal control over financial reporting was effective.

The effectiveness of our internal controls over financial reporting as at April 30, 2008 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report included with our annual consolidated financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Independent Auditors’ Report

To the Shareholders of Pacific Rim Mining Corp.

We have completed an integrated audit of Pacific Rim Mining Corp.’s 2008 consolidated financial statements and of its internal control over financial reporting as at April 30, 2008 and an audit of the Company’s 2007 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Pacific Rim Mining Corp. as at April 30, 2008 and April 30, 2007, and the related consolidated statements of loss, shareholders’ equity, cash flows and comprehensive loss for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company’s financial statements as at April 30, 2008 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Company’s financial statements as at April 30, 2007 and for the year then ended in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The consolidated financial statements as at April 30, 2006 and for the year then ended were audited by predecessor auditors who expressed an opinion without reservation on those statements, before the restatement as described in note 15 of the April 30, 2007 financial statements, in their report dated June 6, 2006.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at April 30, 2008 and April 30, 2007 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Pacific Rim Mining Corp.’s internal control over financial reporting as at April 30, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at April 30, 2008 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, BC, Canada
July 18, 2008

Comments by Auditor for U.S. Readers on Canada-U.S Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) where there are events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements, and where there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change described in note 3 to the consolidated financial statements. Our report to the shareholders dated July 18, 2008 is expressed in accordance with Canadian reporting requirements which do not permit a reference to such events and conditions in the auditor’s report when they are properly accounted for and adequately disclosed in the financial statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, BC, Canada
July 18, 2008

Pacific Rim Mining Corp.
Consolidated Balance Sheets
As at April 30,
In thousands of U.S. dollars

ASSETS	2008	2007
Current Assets
Cash and cash equivalents	$1,922	$2,484
Short term investments (Note 6)	4,232	7,937
Inventory (Note 7)	1,290	1,077
Receivables, Deposits & Prepaids	222	310
	7,666	11,808
Property, Plant and Equipment (Note 8)	6,793	6,271
Restricted Cash (Note 5)	24	24
Closure Fund (Note 10(a))	3,787	3,391
	$18,270	$21,494

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$2,552	$2,285
Asset Retirement Obligation – current portion (Note 10(a))	260	135
Pension and Post-Retirement Benefit Liability - current portion
(Note11)	131	115
	2,943	2,535

Future Income Tax Liability (Note 14)	1,046	-
Asset Retirement Obligation (Note 10(a))	1,664	1,917
Pension and Post-Retirement Benefit Liability (Note 11)	72	115
Severance Liability (Note 10(b))	384	290
	6,109	4,857

SHAREHOLDERS’ EQUITY
Share Capital (Note 12)
Authorized:
unlimited common shares without par value
Issued and fully paid:
116,915,460 (2007 – 109,781,960) shares outstanding	82,649	76,765
Contributed Surplus	4,170	1,993
Accumulated Other Comprehensive Income	197	-
Deficit	(74,855)	(62,121)
	12,161	16,637
	$18,270	$21,494
Nature of Operations and Going Concern (Note 1)
Measurement Uncertainty (Note 8(iii))
Commitments (Note 15)

APPROVED BY THE BOARD OF DIRECTORS:

__________________________________, Director

__________________________________, Director

- The accompanying notes are an integral part of these financial statements -

Pacific Rim Mining Corp.
Consolidated Statements of Loss
For the year ended April 30

In thousands of U.S. dollars, except for per share amounts

	2008	2007	2006

Revenue	$7,680	$8,337	$8,024

Cost of Sales
Operating costs	5,571	5,442	4,410
Depreciation and accretion	513	140	79
	6,084	5,582	4,489
Mine Operating Income	1,596	2,755	3,535

Expenses (Income)
Exploration
- direct	11,399	10,401	6,237
- stock-based compensation (Note 12)	372	263	52
General and administrative
- direct	3,099	2,346	1,504
- stock-based compensation (Note 12)	622	705	166
Interest income	(408)	(642)	(251)
Foreign exchange loss (gain)	(438)	86	(264)
Gain on sale of property, plant and equipment	-	-	(11)
	14,646	13,159	7,433
Loss Before Taxes and Discontinued Operations	(13,050)	(10,404)	(3,898)
Income Taxes (Note 14)	(1,084)	(13)	(59)
Loss Before Discontinued Operations	(14,134)	(10,417)	(3,957)
Discontinued Operations - Recovery of Investment
In Andacollo Mine (Note 1)	1,400	1,000	3,349
Loss for the Year	$(12,734)	$(9,417)	$(608)

Loss Per Share before Discontinued Operations –
Basic and Diluted	(0.13)	(0.10)	(0.05)
Loss Per Share after Discontinued Operations –
Basic and Diluted	$(0.11)	$(0.09)	$(0.01)

Weighted Average Shares Outstanding (thousands)	111,123	106,939	82,528

- The accompanying notes are an integral part of these financial statements -

Pacific Rim Mining Corp.
Consolidated Statements of Shareholders' Equity
In thousands of U.S. dollars

				Accumulated
	Share Capital		Contributed	Other	Accumulated	Total
	Common Shares		Surplus	Comprehensive	Deficit
				Income
	Number	$	$	$	$	$
Balance – April 30, 2005	80,642,194	57,435	810	-	(52,096)	6,149

Shares issued for cash , net of costs	23,900,000	16,361	-	-	-	16,361
Shares issued for cash – options	783,766	347	-	-	-	347
exercised
Shares issued for property option
payment	50,000	38	-	-	-	38
Shares issued for services	215,000	150	-	-	-	150
Warrants issue costs	-	(168)	168	-	-	-
Stock-based compensation	-	-	218	-	-	218
Fair value of options exercised	-	15	(15)	-	-	-
Loss for the Year	-	-	-	-	(608)	(608)
Balance – April 30, 2006	105,590,960	74,178	1,181	-	(52,704)	22,655
Shares issued for cash - options	2,644,000	1,208	-	-	-	1,208
exercised
Shares issued for cash – warrants
exercised	1,195,000	862	-	-	-	862
Shares issued for services	152,000	111	-	-	-	111
Shares issued for property option	200,000	199	-	-	-	199
payment
Fair value of warrants exercised	-	168	(168)	-	-	-
Fair value of options exercised	-	39	(39)	-	-	-
Warrants issued for property option
payment	-	-	51	-	-	51
Stock-based compensation	-	-	968	-	-	968
Loss for the year	-	-	-	-	(9,417)	(9,417)
Balance – April 30, 2007	109,781,960	76,765	1,993	-	(62,121)	16,637
Adoption of new accounting standards	-	-	-	77	-	77
(Note 3)
Stock-based compensation	-	-	994	-	-	994
Fair value of options exercised		139	(139)	-	-	-
Shares issued for cash - options	282,500	216	-	-	-	216
exercised
Shares issued for cash, net of cost	6,711,000	5,496	1,204	-	-	6,700
Shares issued for property option	140,000	151	-	-	-	151
payment
Warrants issue costs	-	(118)	118	-	-	-
Unrealized gain on financial assets	-	-	-	120	-	120
classified as available-for-sale
Loss for the year	-	-	-	-	(12,734)	(12,734)
Balance – April 30, 2008	116,915,460	82,649	4,170	197	(74,855)	12,161

- The accompanying notes are an integral part of these financial statements -

Pacific Rim Mining Corp.
Consolidated Statements of Cash Flows
For the year ended April 30
In thousands of U.S. dollars

	2008	2007	2006
Operating Cash flows
Loss before Discontinued Operations	$(14,134)	$(10,417)	$(3,957)
Items not affecting cash:
Depletion, depreciation and amortization	571	155	98
Accretion and closure costs	229	60	91
Severance and pension costs	106	(50)	76
Warrants issued for property option payment	-	51	38
Shares issued for property option payment	151	199	-
Shares issued for services	-	111	150
Stock based compensation	994	968	218
Interest earned on closure fund	(155)	(143)	(126)
Future income tax	984	-	-
Gain from disposition of plant and equipment	(3)	-	(11)
	(11,257)	(9,066)	(3,423)
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	267	1,403	(332)
Closure cost expenditures	(162)	(127)	(110)
Inventories	(213)	(266)	(524)
Receivables	88	(143)	(50)
Cash flow Used for Operating Activities	(11,277)	(8,199)	(4,439)
Investing Activities
Net short term investment redemption	3,779	6,683	(14,262)
Purchases of property, plant and equipment	(1,383)	(798)	(46)
Increase in restricted cash	-	(24)	-
Proceeds of disposition of property, plant and equipment	3	-	11
Proceeds from discontinued operations	1,400	1,000	3,349
Cash Flow Provided By (Used for) Investing Activities	3,799	6,861	(10,948)
Financing Activities
Shares issued for cash, net of issuance costs	6,916	2,065	16,708
Cash Flow Provided By Financing Activities	6,916	2,065	16,708
Net Increase (Decrease) in Cash and Cash Equivalents	(562)	727	1,321
Cash and cash equivalents - Beginning of year	2,484	1,757	436
Cash and Cash Equivalents - End of Year	$1,922	$2,484	$1,757

Supplementary Schedule of Cash Transactions:
Income taxes paid during the period	$100	$13	$59

- The accompanying notes are an integral part of these financial statements -

Pacific Rim Mining Corp.
Consolidated Statement of Comprehensive Loss
For the Year Ended April 30
In thousands of U.S. dollars

2008
Net Loss for the Year	$(12,734)
Other comprehensive income
Unrealized gains on investments available for sale
(net of taxes of $62)	120
Comprehensive Loss for the Year	$(12,614)

- The accompanying notes are an integral part of these financial statements -

Pacific Rim Mining Corp
Notes to Consolidated Financial Statements
April 30, 2008, 2007 and 2006
In thousands of U.S. dollars

1.	Nature of Operations and Going Concern

The Company is involved in the exploration, development and operation of gold properties. The Company owns a 49% interest in the Denton-Rawhide Mine, located near Fallon, Nevada, U.S.A., a 100% interest in certain mineral properties, known as El Dorado, located in El Salvador and carries out generative exploration activities in Costa Rica and Guatemala.

The Company has not yet determined whether any of its exploration properties contain mineral deposits that are economically recoverable. The recoverability of any amounts capitalized for Mining Property Acquisition costs in El Salvador is dependent upon the existence of economically recoverable mineral deposits, the ability of the Company to obtain the necessary financing to complete the exploration and development of its exploration properties, and upon future profitable production or proceeds from the disposition of its properties.

Going Concern

These financial statements are prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. During the year, the Company incurred a loss of $12,734 and as at April 30, 2008 has an accumulated deficit of $74,855. The Company will require additional funding to maintain its ongoing exploration programs and property commitments as well as for administrative purposes. These conditions and risks cast substantial doubt on the validity of the going concern assumption.

The operations of the Company have been funded primarily by its interest in the Denton Rawhide Joint Venture, funds raised through a short form prospectus equity financing that closed on March 1, 2006 and funds raised through a private placement that closed on February 29, 2008. The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption to be inappropriate, and these adjustments could be material.

Shut Down and Sale of Andacollo Mine

The carrying values of the assets and liabilities of the Chilean operating subsidiary that owned the Andacollo Mine were written off effective December 1, 2000 with a corresponding charge to income to reflect permanent closure of the mine and the estimated realizable value of capital assets after all liabilities had been liquidated.

Proceeds from creditor distribution and payments related to subsequent sales of the previously written off assets are recorded as “Discontinued Operations - Recovery of Investment In Andacollo Mine”.

On September 21, 2005 the Company entered into an agreement to sell 100% of the shares of the Cayman and Chilean subsidiaries that owned the Andacollo Mine for a total price of $5,400. $3,000 of the proceeds was received upon signing this agreement and was recorded as described above. The remaining payments of $1,000 and $1,400 against a promissory note were received as scheduled on September 26, 2006 and September 20, 2007 respectively. The promissory note bore no interest and was secured by a charge over the assets sold.

Pacific Rim Mining Corp
Notes to Consolidated Financial Statements
April 30, 2008, 2007 and 2006
In thousands of U.S. dollars

2.	Significant Accounting Policies and Changes in Accounting Policies

These consolidated financial statements are presented in accordance with generally accepted accounting principles (“GAAP”) applicable in Canada and have been reconciled as to significant differences in measurement to generally accepted accounting principles applicable in the United States as disclosed in Note 17.

These consolidated financial statements include the accounts of the Company’s wholly-owned active subsidiaries, Dayton Mining (U.S.) Inc., Pacific Rim Exploration Inc., Pac Rim Cayman, Pacific Rim El Salvador S.A. de C.V., Dorado Exploraciones S.A. de C.V., Pac Rim Caribe III and its wholly-owned subsidiaries International Pacific Rim S.A and Pacific Rim Chile Limitada.

The 49% joint venture interest in Denton-Rawhide is accounted for on the proportionate consolidation basis.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest- bearing investments with maturities of three months or less at the purchase date. Cash equivalents are designated as available for sale and are recorded at fair value with unrealized gains and losses recorded in other comprehensive income.

Short Term Investments

Short term investments are comprised of interest-bearing deposits with a term to maturity from inception of greater than three months. These investments are designated as available for sale and are recorded at fair value with unrealized gains and losses recorded in other comprehensive income.

Inventory

Inventory is comprised of in-process inventory at the mine and gold and silver bullion. Inventory is valued at the lower of cost and net realizable value. Cost is comprised of production costs for the dore produced, including the materials, labour and depreciation relating to the processing of the ore in the heap leach.

Property, Plant and Equipment

Property, plant and equipment are stated at cost as at the date of acquisition less accumulated depreciation and accumulated write-downs. Mining property, plant and equipment is depreciated over the estimated useful lives of the assets on a units of production basis or on a straight-line basis as appropriate.

Mineral Properties

All exploration expenditures are expensed as incurred. Significant property acquisition payments for active exploration properties are capitalized. If no mineable ore body is discovered, previously capitalized costs are expensed in the period the property is abandoned or sold.

Pacific Rim Mining Corp
Notes to Consolidated Financial Statements
April 30, 2008, 2007 and 2006
In thousands of U.S. dollars

2.	Significant Accounting Policies and Changes in Accounting Policies - Continued

Asset Impairment

Reviews are undertaken to evaluate the carrying values of property, plant and equipment and mineral properties when events or changes in circumstances indicate that carrying values may not be recoverable. When information is available and conditions suggest a potential impairment, estimated future net cash flows for the mine or property are calculated using estimated future prices, mineral resources and operating, capital and reclamation costs on an undiscounted basis. When estimated future cash flows are less than the carrying value, the project is considered impaired. Reductions in the carrying value of the mine or property are recorded to the extent the net book value exceeds fair value, estimated using the discounted future cash flows, through a charge to earnings.

Asset Retirement Obligations

The Company recognizes asset retirement obligations at fair value in the period in which the liability is incurred. Fair value is determined based on the estimated future cash flows required to settle the liability discounted at the Company’s credit adjusted risk free interest rate. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted over time to its full value. The associated asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and amortized over the expected useful life of the asset.

Severance Obligations

Where there is an existing plan to provide contractual termination benefits to employees, the Company recognizes the obligation as a liability and corresponding expense in the period that the employees’ entitlement to the benefits is probable and the amounts can be reasonably estimated. Changes to the estimate of the amount are accounted for as adjustments to the liability with a corresponding charge to earnings.

Pension Plans and Other Post-Retirement Benefits

Defined Benefit Pension Plan

Defined benefit pension plan obligations are based on actuarial determinations. The projected benefit method prorated on services is used to determine the accrued benefit obligation. Actuarial assumptions used in the determination of defined benefit pension plan liabilities are based upon the best estimates including discount rate, inflation rate, expected plan performance, salary escalation and retirement dates of employees. The expected return on plan assets is estimated based on fair value of plan assets, asset allocation and expected long-term returns on these components.

Actuarial gains or losses arise from the difference between actual long term rate of return on plan assets for a period and the expected long term rate of return on plan assets for that period or from changes in actuarial assumptions used to determine the accrued benefit obligation. These amounts are recognized as a charge to earnings as incurred.

Non-Pension Post-Retirement Plan

The costs of certain health and welfare benefit plans for certain employees are expensed over the period in which the employees render services. These non-pension retirement benefits are funded as they become due.

Pacific Rim Mining Corp
Notes to Consolidated Financial Statements
April 30, 2008, 2007 and 2006
In thousands of U.S. dollars

2.	Significant Accounting Policies and Changes in Accounting Policies - Continued

Income Taxes

Current income taxes are recorded based on estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases for assets and liabilities using substantively enacted tax rates for the period in which the differences are expected to reverse. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Share Capital

Share capital issued as non-monetary consideration is recorded at an amount based on fair market value.

The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rated basis on a relative fair value as follows: the fair value of common shares is based on the price at market close on the date the units are issued and the fair value of the common share purchase warrants is determined using a Black-Scholes pricing model.

Stock-based Compensation

The Company recognizes stock based compensation expense based on the estimated fair value of the options on the date of the grant, determined using a Black-Scholes option pricing model. The fair value of the options is recognized over the vesting period of the options granted as stock based compensation expense and corresponding adjustment to contributed surplus. Proceeds arising from the exercise of options are credited to share capital.

Revenue Recognition

Revenues from the sale of all precious metal bullion are recognized when delivery has occurred, title to the bullion has passed to the buyer, evidence of an arrangement exists, the selling price is fixed or determinable, and collection is reasonably assured.

Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. In periods where a loss is incurred, the conversion, exercise or contingent issuance of securities has not been included in the calculation as increasing the number of shares outstanding would be anti-dilutive.

Derivative Transactions

The Company periodically enters into derivative instruments to mitigate exposures to gold commodity prices. The Company does not apply hedge accounting. Derivative financial instruments, including embedded derivatives, are held-for-trading and recorded on the balance sheet at fair value with realized and unrealized gains and losses recorded in net earnings. Fair values for derivative instruments held-for-trading are determined using valuation techniques. Valuations use assumptions based on market conditions existing at the balance sheet date. Realized gains and losses are recorded as a component of operating cash flow.

Pacific Rim Mining Corp
Notes to Consolidated Financial Statements
April 30, 2008, 2007 and 2006
In thousands of U.S. dollars

2.	Significant Accounting Policies and Changes in Accounting Policies - Continued

Foreign Currency Translation

The Company’s functional and reporting currency is the United States dollar. Transactions denominated in other currencies are translated into their United States dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities denominated in foreign currencies are adjusted at each balance sheet date to reflect exchange rates prevailing at that date.

Integrated foreign operations are translated into the functional currency using the temporal method as follows:

	i)	Monetary assets and liabilities at the rate of exchange in effect at the balance sheet date,
	ii)	Non-monetary assets, liabilities and equity at historical rates , and
	iii)	Revenue and expense items at the average rate of exchange prevailing during the period, except depreciation which is recorded at historical rates.

Gains and losses on translation are included in determining net income for the period.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year’s presentation.

3.	Changes in Accounting Policies

On May 1, 2007, the Company adopted new accounting standards issued by the Canadian Institute of Chartered Accountants. These changes were adopted on a retroactive basis with no restatement of prior year financial statements. The new accounting standards are as follows:

Financial Instruments

In accordance with the new CICA handbook sections 3855, “Financial Instruments – Recognition and Measurement” and 3861, “Financial Instruments – Disclosure and Presentation”, all financial instruments are classified as held-to-maturity, available-for-sale, held-for-trading or loans and receivables. Financial assets classified as held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at cost. Financial instruments classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Financial instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized in income.

Upon adoption of these new standards, the Company designated its cash and cash equivalents, short-term investments and closure fund as available for sale, which are measured at fair value.

Pacific Rim Mining Corp
Notes to Consolidated Financial Statements
April 30, 2008, 2007 and 2006
In thousands of U.S. dollars

3.	Changes in Accounting Policies - Continued

Financial Instruments - continued

Receivables and deposits are classified as loans and receivables and accounts payable are classified as other financial liabilities and are recorded at amortized cost.

As a consequence of adopting these standards at May 1, 2007, the closure fund balance increased by $77, reflecting the adjustment for unrealized gains to state the balance at fair value.

Comprehensive income

In accordance with the new CICA handbook section 1530, “Comprehensive Income”, a consolidated statement of comprehensive income/loss is now included in the Company’s consolidated financial statements and accumulated comprehensive income has been added to the shareholders’ equity section of the consolidated balance sheets. Accumulated comprehensive income/loss includes unrealized gains and losses on the financial assets classified as available-for-sale.

Hedges

This new CICA handbook section 3865, “Hedges”, specifies the criteria under which hedge accounting can be applied, how the hedge accounting should be applied and the related required disclosures. The Company does not apply hedge accounting and therefore the adoption of this standard has no impact.

4.	New Accounting Standards

Recent accounting pronouncements issued which may affect the Company in the future are:

Financial Instruments Disclosures

In February 2007, the CICA issued handbook section 3862, “Financial Instruments – Disclosure” and section 3863, “Financial Instruments – Presentation”, to replace existing section 3861, “Financial Instruments – Disclosure and Presentation”. The purpose of the new financial statement disclosure requirements of Section 3862 is to enable users to evaluate the significance of financial instruments on the Company’s financial position and performance, the nature and extent of risks arising from financial instruments the Company is exposed to during the reporting period and as at the balance sheet date, and how the Company is managing those risks. Section 3863 carries forward, unchanged the presentation requirements of existing section 3861 to enhance the user’s understanding of the significance of financial instruments to the Company’s financial position, performance and cash flows. The standards are effective for fiscal years beginning on or after October 1, 2007.

Capital Disclosures

In December 2006, the CICA released Handbook Section 1535, “Capital Disclosures”. The purpose of the new requirements of section 1535 is to enable users to evaluate the Company’s objectives, policies and processes for managing capital. This standard is effective for fiscal years beginning on or after October 1, 2007.

Pacific Rim Mining Corp
Notes to Consolidated Financial Statements
April 30, 2008, 2007 and 2006
In thousands of U.S. dollars

4.	New Accounting Standards - Continued

Inventories

In June 2007, the CICA released Handbook Section 3031, “Inventories”, which replaces section 3030, “Inventories”. The new section establishes standards for the measurement and disclosure of inventories, including the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. This standard is effective for fiscal years beginning on or after January 1, 2008. The Company does not expect that the adoption of this standard will have a material impact on its consolidated financial statements.

General Standards on Financial Statement Presentation

In June 2007, the CICA amended Handbook Section 1400, “General Standards on Financial Statement Presentation”, which included changes to the requirements to assess and disclose a company’s ability to continue as a going concern. The new amended standard is effective for fiscal years beginning on or after January 1, 2008.

5.	Restricted Cash

The Company has $24 (2007 - $24) in environmental bonds relating to exploration properties in El Salvador.

6.	Short Term Investments

	2008	2007
Short Term Investments	$4,232	$7,937

At April 30, 2008 and 2007, short term investments are comprised of guaranteed investments certificates and/or bankers acceptances guaranteed by large North American banking institutions that are callable on demand and pay interest for the period of the investment.

7.	Inventory

	2008	2007
Bullion	$1,060	$778
In-process inventory	$230	$299
	$1,290	$1,077

Pacific Rim Mining Corp
Notes to Consolidated Financial Statements
April 30, 2008, 2007 and 2006
In thousands of U.S. dollars

8.	Property, Plant and Equipment

	2008	2007
Office Equipment and Vehicles	$399	$252
Accumulated Depreciation	(233)	(175)
	166	77
Rawhide Mining Facility (Note 9)	26,745	26,542
Accumulated depreciation and amortization	(25,572)	(25,059)
	1,173	1,483
Mining Property Acquisition Costs – El Salvador	5,454	4,711
	$6,793	$6,271

El Salvador Properties

The Company holds a 100% interest in certain mineral properties in El Salvador known as El Dorado. An Environmental Impact Study has been submitted to governmental authorities for their consideration and required approval before the exploration licence can be converted to an exploitation concession which is required to carry out mining in the licence area.

i)

Annual advance minimum royalty payments are required on the El Dorado property, which are the greater of $50 per year or a 3% net smelter return royalty (“NSR”). The Company has the right to purchase the NSR for $4,000 ($1,000 for 1.5% and $3,000 for the remainder) provided that the royalty is at least partially acquired within six months of commercial production.

All licences are subject to an El Salvador government NSR of 2%.

ii)

By agreement dated March 29, 2006, the Company has superceded an option agreement dated November 14, 2003 to acquire a parcel of land suitable for mineral exploitation activities within the El Dorado exploration licence area. During the third quarter of 2007, the Company commenced the process of exercising its option to purchase the parcel and advanced $300 of the $971 payment. During fiscal 2008, upon transfer of title in the parcel of land to the Company, the final $671 was paid.

iii)

Measurement uncertainty: The Company’s activities in El Salvador are subject to the effects of changes in legal, tax and regulatory regimes, national and local political issues, labour and economic developments and government bureaucracy. Subsequent to April 30, 2008, the Company re-started the work on the El Dorado feasibility study; however the Company has experienced lengthy delays in the processing of the El Dorado exploitation concession application. The continued delays or one of more the issues noted above or other factors beyond the control of the Company could adversely impact operations in El Salvador or result in the impairment of the El Dorado property in the future; such impairment could be material.

iv)	The Company maintains an additional 4 exploration licences adjacent to the El Dorado property known as Santa Rita, Guaco, Huaucuco and Pueblos.

Pacific Rim Mining Corp
Notes to Consolidated Financial Statements
April 30, 2008, 2007 and 2006
In thousands of U.S. dollars

8.	Property, Plant and Equipment - Continued

El Salvador Properties - continued

v)

By agreement dated February 6, 2006, the Company agreed to acquire from a consortium of private companies a 100% interest in an El Salvador exploration concession known as the Zamora property. Upon TSX approval of this original agreement, the Company was required to make a payment of 50,000 shares. The agreement was subsequently amended in September 2006 to include the acquisition of a 100% interest in the Cerro Colorado claims while maintaining the provisions in the agreement for the Company’s acquisition of the Zamora claims. Under the terms of the amended agreement, the Company maintains an option to purchase the exploration concession by making advance annual royalty payments as follows:

Upon TSX approval of the amended agreement	100,000 shares plus 100,000 warrants of the Company
Annual advance royalty payments	The greater of:
First anniversary	100,000 shares or $100 in shares of the Company
Second anniversary	140,000 shares or $140 in shares of the Company
Third anniversary	200,000 shares or $200 in shares of the Company
Fourth anniversary	300,000 shares or $300 in shares of the Company
Fifth and subsequent anniversaries	400,000 shares or $400 in shares of the Company

The advance royalty payments will continue until production is achieved or the exploration concessions expire. Title to 100% of the Cerro Colorado and Zamora claims will be transferred to the Company at such time as a positive production decision is made by the Company. Upon achievement of commercial production the vendor will receive a 3% net smelter royalty to a maximum purchase price of $10,000 (inclusive of the value of the advance royalty payments made).

Upon TSX approval of the original agreement, 50,000 shares were issued on March 8, 2006. Upon TSX approval of the amended agreement, 100,000 shares and 100,000 warrants of the Company were issued on November 8, 2006. On February 13, 2007, 100,000 shares were issued pursuant to the first anniversary payment. On February 11, 2008, 140,000 shares were issued pursuant to the second anniversary payment.

Other Exploration Properties

The Company holds exploration rights on mineral claims in Costa Rica which are largely unexplored and undeveloped.

Pacific Rim Mining Corp
Notes to Consolidated Financial Statements
April 30, 2008, 2007 and 2006
In thousands of U.S. dollars

9.	Denton-Rawhide Joint Venture

i)

The Company owns a 49% interest in the Denton-Rawhide Mine, a residual gold heap leach operation located near Fallon, Nevada. The Company’s 49% interest in assets and liabilities of the joint venture is summarized as follows:

	2008	2007	2006
Current assets	$1,637	$1,209	814
Property, plant and equipment	1,173	1,483	453
Closure fund	3,787	3,391	3,248
Current liabilities	(1,573)	(1,003)	(431)
Long-term liabilities	(2,120)	(2,322)	(1,624)
Net assets	$2,904	$2,758	2,460

The condensed statements of operating income of the Company’s 49% interest are as follows:

	2008	2007	2006
Sales	$7,680	$8,337	$8,024
Costs and expenses	(6,084)	(5,582)	(4,489)
	$1,596	$2,755	$3,535

The condensed statements of cash flows of the Company’s 49% interest are as follows:

	2008	2007	2006

Cash flows provided by operations	$2,075	$2,790	$2,862
Cash flows provided by (used for)
investment activities	(438)	(253)	(3)
Cash flows provided by (used for) financing
activities	-	-	-
Net cash flow	$1,637	$2,537	$2,859

ii)

By agreement dated October 28, 2004 subsequently amended in October 2006 and November 2007 between the Company and Kennecott Rawhide Mining Company (the Denton-Rawhide joint venture partners – “Rawhide”) and Nevada Resource Recovery Group LLC (“NRRG”), Rawhide has agreed to the transfer of certain properties and assets required for an approved landfill business. The landfill will be operated and permitted by NRRG, utilizing the existing mine open pits as landfill sites, to dispose of permitted non-hazardous municipal wastes. As consideration for certain real property, including access and water rights, NRRG will pay $1,500. To –date, $500 of the amount has been paid into trust by NRRG to fund additional activities needed to close the transaction, including the acquisition by Rawhide of title to additional lands within the area of interest and to perfect the title of lands required for the operation. Should Rawhide complete these items and NRRG does not or is not able to complete their undertakings, any unspent balance in the trust will be released to Rawhide. The remaining $1,000 balance of the NRRG consideration is to be paid on the closing date. Upon closing, Rawhide and NRRG will sign a royalty payment agreement based on tipping fees generated by the landfill operation. Additional consideration, still to be determined, for certain buildings and other property required for the operation, will be paid to Rawhide on closing. The $500 received from NRRG has not been reflected in these financial statements as Rawhide has not yet removed the conditions for release from escrow. The November 2007 amendment extended the closing date of the sale of the lands comprising the Denton-Rawhide open pits to on or before October, 31, 2008 (formerly October 31, 2007 pursuant to the first amendment to the agreement).

Pacific Rim Mining Corp
Notes to Consolidated Financial Statements
April 30, 2008, 2007 and 2006
In thousands of U.S. dollars

10.	Mine Post-Closure Obligations

(a) Asset Retirement Obligations

Asset retirement obligations arise from the acquisition, development, construction and normal operation of mining property, plant and equipment. The Company has future obligations relating to its share of the cost of retiring the mining assets at the Denton-Rawhide mine, including dismantling, remediation and ongoing treatment and monitoring of the site. The exact nature of the environmental issues and costs, if any, which the Company may encounter in the future are subject to change, primarily because of the changing character of environmental requirements that may be enacted by government agencies.

The following table details the changes in the Company’s share of the asset retirement obligations at the Denton Rawhide mine:

	2008	2007
Opening balance	$2,052	$1,443
Adjustments to closure cost estimate	(49)	676
Reclamation spending	(162)	(127)
Accretion	83	60
Ending balance	$1,924	$2,052

Less current portion	(260)	(135)

	$1,664	$1,917

The key assumptions on which the carrying amount of the asset retirement obligation is based are:

	2008	2007
Total undiscounted cashflows	$2,075	$2,115
Expected timing of cashflows to settle obligation	4 years	5 years
Discount rate	4.0%	4.0%

Closure Fund

The Denton-Rawhide Closure Fund, held in trust, is provided as security to the mine operator for the Company’s portion of estimated closure liabilities and severance obligations. The fund is comprised of investments held in a trust managed by a Trustee that is a large North American banking institution. The trust funds are invested in mutual funds composed of U.S. Government guaranteed fixed income securities with maturities of one to five years. The fair market value of the funds at April 30, 2008 was $3,787 (2007 - $3,468). At April 30, 2008, closure trust funding is in excess of estimated total closure cost liabilities. The Company will not have access to any excess funds until all related closure liabilities are satisfied and reclamation work is deemed complete by the Denton-Rawhide joint venture operator.

Pacific Rim Mining Corp
Notes to Consolidated Financial Statements
April 30, 2008, 2007 and 2006
In thousands of U.S. dollars

10.	Mine Post-Closure Obligations - Continued

	(b)	Severance Obligations

Under a severance plan established by the operator of the Denton –Rawhide mine (“the Severance Plan”), the full-time employees of the mine whose employment is terminated by the mine are entitled to a severance payment and benefits as defined and calculated under the Severance Plan. At April 30, 2008, the Company’s share of this obligation was $384 (2007-$290).

During the year ended April 30, 2008, $18 (2007 - nil) was drawn from the Closure Fund to pay severances owed to Denton-Rawhide employees due to the cessation of mining activities (heap leaching and processing activities have continued) and the related reduction of the workforce.

11.	Pension Plans and Other Post-Retirement Benefits

Through its ownership of 49% of the Denton Rawhide joint venture, the Company is responsible for its share of the cost of pension plans and other post-retirement benefit plans (collectively, the “retirement plans”) provided to the employees of the joint venture. Under an agreement between the Company and the operator of the Denton Rawhide joint venture, the Company’s obligation to fund its share of the pension plan and post-retirement benefit plans terminates one year after the cessation of continuous gold production from the leach pads at the Denton-Rawhide mine.

The joint venture maintains a defined benefit pension plan for its employees. The pension plan provides benefits based on length of service and final average pay, both as defined by the plan. Contributions to the plan are actuarially determined.

Under the health and welfare plan, joint venture employees are provided with post-retirement health and dental benefits for themselves and their dependents. Retirees share in the cost of benefit through caps and deductibles.

(a) Pension Plan (Company’s 49% share)
	2008	2007
Fair value of plan assets	$1,156	$1,061
Benefit obligation	(1,106)	(1,081)
Funding Surplus/(Deficit)	$50	$(20)

(b) Post Retirement Benefits (Company’s 49% share)
	2008	2007
Fair value of plan assets	$-	$-
Benefit obligation	(253)	(210)
Funding Surplus/(Deficit)	$(253)	$(210)

(c) Significant assumptions
	2008	2007
Discount rate	6.3%	5.9%
Expected return on plan assets	7.3%	7.3%
Expected rate of salary increase	3.9%	4.0%

(d) Employee future benefit expense

The recovery recognized for the year was $(27) (2007 - $(50)).

Pacific Rim Mining Corp
Notes to Consolidated Financial Statements
April 30, 2008, 2007 and 2006
In thousands of U.S. dollars

12.	Share Capital

Common Shares

Authorized: unlimited number of common shares

Stock and Warrant Issues

Through a non-brokered private placement that closed on February 29, 2008 the Company issued 6,711,000 Units priced at CDN$1.05/unit representing total gross proceeds of CDN$7,047. Each Unit is comprised of one common share in the Company and one non-transferable share purchase warrant that entitles the holder to acquire one additional share of the Company at a price of CDN$1.35 for a period of 18 months following the close of financing. Where third parties secured the sale of the Units, they were entitled to a finder’s fee comprised of 7% cash commission and 7% agent warrants. A total of 350,350 agent warrants were issued as a component of the finder’s fee. The spouse of a director received a finder’s fee comprised of cash commission of $137 and 152,600 agent warrants in connection with the private placement. The proceeds received on the issuance of the Units have been allocated to the common share and warrant components on a relative fair value basis. The proceeds allocated to warrants totalled $1,204 and was based on the fair value of the share purchase warrants of CAD$0.25 per warrant which was determined using the Black-Scholes Option Pricing Model assumptions below.

On November 08, 2006 and February 13, 2007 200,000 shares and 100,000 warrants were issued under the terms of the Cerro Colorado exploration agreement dated February 06, 2006 and subsequently amended in September 2006 (see Note 8(a)(v)). The $38 non cash fair value of these warrants as calculated using the Black Scholes Option Pricing Model was charged as exploration expenditures.

The assumptions used to determine the cost in the warrants pricing model are summarized below:

	2008	2007
Average risk free interest rate	2.83%	4.00%
Average expected option life	1.5 years	3 years
Stock volatility – based on trading history	57%	54%
Dividend payments during life of option	nil	nil

Details of warrants issued, exercised and outstanding are:

	Number of warrants	Exercise price ($Cdn)	Expiry
April 30, 2007	100,000	0.81	November 07, 2009
Issued: February 29, 2008 February 29, 2008	6,711,000 350,350	1.35 1.11	August 29, 2009 August 29, 2009

April 30, 2008	7,161,350

Pacific Rim Mining Corp
Notes to Consolidated Financial Statements
April 30, 2008, 2007 and 2006
In thousands of U.S. dollars

12.	Share Capital – Continued

Stock Options

In April 2002 Dayton Mining Corporation and Pacific Rim Mining Corporation were amalgamated. The stock option plans existing at that date were combined.

In October 2002 shareholders approved a stock option and bonus plan (“2002 Plan”) under which, up to 6,000,000 common shares were reserved for the grant of stock options and up to 367,000 common shares were reserved for the grant of bonus shares to directors, employees or consultants (“eligible parties”).

On August 29, 2006, shareholders adopted an evergreen incentive stock option plan (“2006 Plan”) whereby the maximum number of shares reserved for grant is equal to 10% of the number of shares outstanding at the time of the grant, including all outstanding options granted under the 2002 Plan. The 2006 Plan replaces the 2002 Plan and the Company has discontinued granting options under the 2002 Plan. However, any outstanding options granted under the 2002 Plan will continue to be governed by the 2002 Plan.

Current option details are as follows:

		Number of Options

		Pre-	2002 Plan	2006 Plan	Total	Weighted Average
		Amalgamation				Exercise Price
		Plans				(in Cdn $)	Expiry
				-
Options outstanding at April 30, 2005		1,601,100	4,520,800		6,121,900	$ 0.63	2005-2010

Year ended April 30, 2006	- granted	-	12,500	-	12,500	$ 0.93	2008

	- expired/cancelled	(30,800)	(93,334)	-	(124,134)	$ 0.73	2005-2010

	- exercised	(611,300)	(172,466)	-	(783,766)	$ 0.55	2005-2010

Options outstanding at April 30, 2006		959,000	4,267,500	-	5,226,500	$ 0.63	2006-2010

Year ended April 30, 2007	- granted	-	1,000,000	1,795,000	2,795,000	$0.90	2007-2012

	- exercised	(959,000)	(1,685,000)	-	(2,644,000)	$0.50	2006-2007

Options outstanding at April 30, 2007		-	3,582,500	1,795,000	5,377,500	$0.86	2008 - 2012

Year ended April 30, 2008	- granted	-	-	2,400,000	2,400,000	$1.12	2012 - 2013

	- expired/cancelled	-	(60,000)	(30,000)	(90,000)	$0.84	2008-2011

	- exercised	-	(282,500)	-	(282,500)	$0.79	2008-2010

Options outstanding at April 30, 2008		-	3,240,000	4,165,000	7,405,000	$1.01	2008-2013

Vested as at April 30, 2008		-	2,906,667	2,208,333	5,115,000	$0.90

Pacific Rim Mining Corp
Notes to Consolidated Financial Statements
April 30, 2008, 2007 and 2006
In thousands of U.S. dollars

12.	Share Capital - Continued

Stock Options - Continued

The following table summarizes information about stock options outstanding to directors, employees and consultants as at April 30, 2008

	Exercise Price	Number	Number
Expiry Date	(in Cdn $)	Outstanding	Vested
July 23, 2008	$0.43	130,000	130,000
October 8, 2008	$0.85	1,065,000	1,065,000
February 18, 2010	$0.75	1,045,000	1,045,000
June 27, 2010*	$0.99	220,000	-
June 15, 2011	$0.74	500,000	333,334
August 27, 2011	$0.92	500,000	333,333
August 28, 2011	$0.92	1,440,000	1,065,000
December 03, 2011	$1.34	125,000	83,333
February 11, 2012	$1.32	200,000	133,333
June 12, 2012	$0.90	60,000	20,000
August 27, 2012	$0.96	300,000	300,000
March 09, 2013	$1.17	1,820,000	606,667
		7,405,000	5,115,000
* These are performance vested options that have a term of three years and vest upon attaining specified milestones

Stock-based compensation expenses as calculated using the Black-Scholes Option Pricing Model are as follows:

	2008	2007	2006
Administrative costs	$622	$705	$166
Exploration costs	372	263	52
Total stock-based compensation	$994	$968	$218

Black-Scholes assumptions for option grants during each year are as follows:

	2008	2007	2006

Average risk free interest rate	3.94%	4.01%	3.83%
Average expected option life (years)	5 years	4.2 years	4.0 years
Average stock volatility – based on trading history	66%	78%	88%
Dividend payments during life of option	nil	nil	Nil
Total average fair value of option granted	$389	$309	$315

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options at the date of grant.

Pacific Rim Mining Corp
Notes to Consolidated Financial Statements
April 30, 2008, 2007 and 2006
In thousands of U.S. dollars

13.	Financial Instruments

	(a)	Gold Forward Sales

The Company periodically enters into derivative instruments to mitigate exposures to gold commodity prices.

At April 30, 2008, the Company had no forward gold sales contracts (2007 - 1,000 ounces for future delivery of gold at various dates from May 2007 to June 2007 at an average price of US$688 per ounce). The estimated fair value of gold forward sales contracts at the April 30, 2007 spot prices was $10.

	(b)	Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, short term investments, closures fund balances and receivables and deposits. The Company deposits cash and cash equivalents, short term investments and closure fund balances with international financial institutions.

	(c)	Interest Rate Risk

The Company does not have any significant interest rate risk as all short term investments and closure fund investments are held in instruments with guaranteed interest rates.

	(d)	Fair Values

As at April 30, 2008, the Company’s carrying values of receivables, deposits and accounts payable approximate fair values due to their short terms to maturity.

Pacific Rim Mining Corp
Notes to Consolidated Financial Statements
April 30, 2008, 2007 and 2006
In thousands of U.S. dollars

14.	Income Taxes

a)	A reconciliation between the Company’s statutory and effective tax rates is as follows:

	2008	2007

Tax rate	33.1%	34.1%

Loss for the year before taxes and discontinued operations	$13,050	$10,404

Income tax recovery computed at statutory rate	4,319	3,548
Change in future tax rates	(3,513)	-
Difference between statutory and foreign tax rates	(989)	(975)
Benefit of tax losses and other deductions not recognized	(695)	(2,280)
Stock based compensation	(206)	(306)

Income tax expense	$(1,084)	$(13)
Current income tax expense	$(100)	$(13)
Future income tax expense	$(984)	$-

b)

The Company has various losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of future years.

As at April 30, 2008 the Company has the following tax loss carry forwards and deductions:

Country	Category	Amount	Expiry

Argentina	Operating losses	$2,633	2009-2013
Canada	Non-capital losses	$9,107	2009-2028
	Net capital losses	$58,210	N/A
	Mineral expenditures	$11,640	N/A
United States	Operating losses – Regular tax	$2,082	2009-2027
	Operating losses – Alternative minimum tax	$56	2009-2027

c)
Future income tax assets are not recorded for the above tax loss carry forwards as they are not considered to be more likely than not to be realized. The tax losses may be subject to audit and adjustment by local tax authorities as well as other local regulations. Significant components of the Company’s future income tax assets, after applying substantively enacted corporate income tax rates are as follows:

	2008	2007
Non-capital losses and other deductions	$4,305	$4,370
Net capital losses	15,135	16,373
Property plant and equipment and mineral expenditures	3,859	9,374
Accrued closure costs	649	900
	23,948	31,017
Less: Valuation allowances	(23,948)	(31,017)
	-	-

Mineral property acquisition costs	(1,046)	-
	$(1,046)	$-

Pacific Rim Mining Corp
Notes to Consolidated Financial Statements
April 30, 2008, 2007 and 2006
In thousands of U.S. dollars

15.	Commitments

Operating Leases
The Company has entered into operating leases for office premises, office equipment and vehicles. Minimum lease payments are as follows:

	Office	Office
	Premises (i)	Equipment	Vehicles	Total
2009	$40	$7	$48	$95
2010	40	5	15	60
2011	40	5	4	49
2012	40	5	-	45
2013 and beyond	30	2	-	32
	$190	$24	$67	$281

(i)	In addition to the basic rent, the Company is responsible for its proportionate share of property taxes and operating costs.

Pacific Rim Mining Corp
Notes to Consolidated Financial Statements
April 30, 2008, 2007 and 2006

In thousands of U.S. dollars

16.	Segmented Information

The Company has five operating segments comprised of the joint venture interest in the Denton Rawhide mine in the USA, exploration projects in Argentina, Chile and Argentina and the corporate head office based in Canada.

	2008	2007	2006
Total Assets
Canada	$5,641	$9,748	$16,392
USA	6,632	6,183	4,557
El Salvador	5,987	5,554	4,347
Argentina	10	9	24
Total	$18,270	$21,494	$25,320
Total Property, Plant and Equipment
Canada	$17	$77	$17
USA	1,173	1,483	453
El Salvador	5,603	4,711	4,248
Total	$6,793	$6,271	$4,718
Revenue
USA	7,680	8,337	8,024
Total	$7,680	$8,337	$8,024
Depreciation, Depletion and Amortization
Canada	$15	$13	$6
USA	513	142	92
El Salvador	43	-	-
Total	$571	$155	$98
Net Income (Loss)
Canada	$(2,571)	$(2,182)	$(956)
USA	1,242	2,574	3,071
El Salvador	(12,573)	(10,495)	(5,896)
Argentina	(229)	(278)	(149)
Chile	1,397	964	3,322
Total	$(12,734)	$(9,417)	$(608)

Pacific Rim Mining Corp
Notes to Consolidated Financial Statements
April 30, 2008, 2007 and 2006
In thousands of U.S. dollars

17.	United States Generally Accepted Accounting Principles (“US GAAP”)

The effect of the measurement differences between Canadian GAAP and US GAAP are summarized below.

Accounting for Uncertainty in Income Tax Positions

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FIN 48, “Accounting for Uncertainty in Tax Position, an Interpretation of FASB Statement No. 109. FIN 48 addresses the recognition and measurement of all tax positions. The recognition process involves determining whether it is more likely than not that a tax position would be sustained on an audit based solely on its technical merits. The amount of benefit recognized in the financial statements is the maximum amount that is more likely than not to be realized based on a cumulative probability approach. FIN 48 is effective for fiscal years beginning on or after December 15, 2006. The Company adopted FIN 48 effective May 1, 2007. The adoption did not result in any difference between Canadian GAAP and US GAAP.

Share Purchase Warrants

In June 2008, the EITF confirmed a consensus that warrants with an exercise price denominated in a currency that is different from the entity’s functional currency cannot be classified as equity. As a result, these instruments would be treated as derivatives and recorded as liabilities carried at their fair value, with changes in the fair value from period to period recorded as a gain or loss in the Statement of Income/(Loss). The Company’s functional currency is the U.S. dollar and it has issued and outstanding warrants that have an exercise price that is denominated in Canadian dollars. This consensus is applicable for fiscal years beginning after December 15, 2008 and accordingly will apply to the Company in the fiscal year commencing May 1, 2009.

Proportionate Consolidation

US GAAP requires investments in joint ventures to be accounted for using the equity method, whereas under Canadian GAAP the accounts of joint ventures are proportionately consolidated. The Company’s joint venture interest qualifies for the SEC accommodation, which allows the continued use of the proportionate consolidation method. Additional information regarding the Company’s joint venture interest is disclosed in note 8.

Pacific Rim Mining Corp
Notes to Consolidated Financial Statements
April 30, 2008, 2007 and 2006
In thousands of U.S. dollars

17.	United States Generally Accepted Accounting Principles (“US GAAP”) - Continued

Financial Instruments

Under Canadian GAAP, prior to adopting the new financial instruments standard effective May 1, 2007, investments in short term investments and the closure fund were recorded at cost. For US GAAP, these investments are designated as ‘available for sale’ and are recorded at fair value with unrealized gains or losses included in other comprehensive income until realized. With the adoption of the new Canadian financial instruments standards effective May 1, 2007, the treatment and recording of unrealized gain and losses on investments has been harmonized. The differences between Canadian and US GAAP in 2007 and 2006 were not material.

Recent U.S. Accounting Pronouncements

SFAS No 157, “Fair Value Measurements”, (“SFAS 157”) was issued in September 2006. SFAS 157 provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. SFAS 157 requires expanded disclosures about fair value measurements and is effective for financial statements issued for fiscal years beginning after November 15, 2007. The provisions of SFAS 157 will be applied prospectively. The Company is currently evaluating the effects that SFAS 157 may have on its consolidated financial statements.

SFAS No 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an Amendment of SFAS No 115” (“SFAS 159”) was issued in February 2007. SFAS 159 permits an entity to measure certain financial assets and financial liabilities at fair value that are not currently required to be valued at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions. SFAS 159 also establishes presentation and disclosure requirements to help financial statement users understand the effect of the election. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

SFAS No 160, “Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB 51” (“SFAS 160”) was issued in December 2007. SFS 160 specifies that non-controlling interests are to be trated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interest are an element of equity, increases an decreases in the parent company’s ownership interest that leave control intact are accounted for as a capital transaction rather than as a step acquisition or dilution of gains and losses. The carrying amount of non-controlling interests is adjusted to reflect the change in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the controlling interest. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and will be applied prospectively to all non-controlling interests, including those that arose before the effective date. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

Pacific Rim Mining Corp
Notes to Consolidated Financial Statements
April 30, 2008, 2007 and 2006
In thousands of U.S. dollars

17.	United States Generally Accepted Accounting Principles (“US GAAP”) – Continued

Recent U.S. Accounting Pronouncements – continued

SFAS No 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No 133” (“SFAS 161”) was issued in March 2008. SFAS 161 is intended to improve financial instruments standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. It is effective for financial statements issue for fiscal years beginning after November 15 2008, with early adoption encouraged. Since the Company does not apply hedge accounting, the adoption of this standard has no impact.